July 26, 2007
Mr. Robert S. Littlepage, Jr.
Accountant Branch Chief
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Re:	Global Cash Access Holdings, Inc. Comment Letter dated July 12, 2007
Dear Mr. Littlepage:
We, Global Cash Access Holdings, (the “Company”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of July 12, 2007. For the convenience of the Staff, we have set forth the Staff’s comments from the July 12, 2007 letter in bold and italicized typed below.
Form 10-K for the year ended December 31, 2006
Financial Statements and Notes
2. Summary of Significant Accounting Policies
Warranty receivable, page 68
1. We note you recorded $3 million and $6.5 million in warranty expense provisions relating to check services provided by Central in 2005 and 2006, respectively, and had no charge-offs against the reserve in either period. Tell us and disclose in greater detail your accounting policy for the warranty expense including the significant accounting estimates and assumptions that you used in recording the provision. Specifically explain why there apparently has been no charge-offs since the inception of the reserve.
Company Response:
In 2005, Central Credit, LLC, a wholly owned subsidiary of the Company (“Central Credit”), introduced the Central Credit check warranty service as an alternative to TeleCheck’s check warranty service that was offered by the Company. TeleCheck’s check warranty service is

Mr. Robert S. Littlepage, Jr.
July 26, 2007
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administered by TRS Recovery Services, Inc., a Company owned and operated by First Data Corporation.
The gaming establishment and Central Credit enter into a service agreement for the provision of check warranty services. Pursuant to the terms of the agreement, Central Credit guarantees payment on each patron check that is authorized by Central Credit prior to its acceptance by the gaming establishment. In the event that any check guaranteed by Central Credit is dishonored upon presentment for payment by the patron’s financial institution, Central Credit pays the gaming establishment the face amount of the check and records a receivable from the patron who wrote the dishonored check. Central Credit may then seek to collect the face amount of the dishonored check from the patron.
On a monthly basis, the Company estimates the portion of the guaranteed checks that are expected to be uncollectible and accrues check warranty expense to establish the check warranty reserve for uncollectible amounts. The Company has established a policy to determine the required reserve amount by assuming that no additional collections will occur on dishonored checks that are greater than 90 days in age and applying an estimated collection percentage to the warranted check receivables that are less than 90 days in age. This estimated collection percentage is determined based upon the historical average collection rates experienced by the Company for all dishonored checks.
Because this was a new product offering in 2005, the Company had no prior direct operating history with respect to actual collections on warranted checks, or in determining amounts to be ultimately written off. The Company waited until Q1 2007, when a representative history of actual collections on warranted checks had been determined, to establish the charge-off policy.
Beginning with Q1 2007, the Company established a policy of writing off all warranted checks that are older than one year in age. The adoption of this policy resulted in receivable charge-offs of $3.2 million in Q1 2007. The actual write-offs have not been materially different from the amounts originally estimated and recorded to warranty expense over this same period. The Company will add this policy disclosure to future filings. As the receivables are recorded net of reserve and management believes the established reserves are adequate to cover any bad debt associated with these receivables, there will be no impact on the reported balance sheets or statements of income.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff

Mr. Robert S. Littlepage, Jr.
July 26, 2007
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comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding this response to the undersigned.
Sincerely,
/s/ Kirk Sanford
Kirk Sanford
Chief Financial Officer
Global Cash Access Holdings, Inc.
(702) 855-3006